

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2022

Kenneth A. Brause
Chief Financial Officer
Burford Capital Limited
Oak House
Hirzel Street
St. Peter Port GY1 2NP
Guernsey

> **Re: Burford Capital Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed March 24, 2021**
> **Form 6-K Dated September 9, 2021**
> **Filed September 9, 2021**
> **Form 6-K Dated December 22, 2021**
> **Filed December 22, 2021**
> **File No. 001-39511**

Dear Mr. Brause:

We have reviewed your December 23, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2021 letter.

Form 6-K Filed December 22, 2021

Exhibit 99.1: Release issued by the Company, dated December 22, 2021
Burford Capital Statement Concerning Non-Cash Accrual

1. We acknowledge your response to our prior comment and note that the pre-tax and after-tax impact of your error correcting entries are the same in each period to be corrected.

Please tell us why there is no apparent income tax impact of your error correction entries in each period to be restated. In this regard, although you may not be able to claim a current tax deduction for accrued long-term compensation expenses until paid, it appears that a deferred income tax benefit and associated deferred tax asset would be appropriate for the related deductible temporary differences under IAS 12.24.

2.   We note your disclosure on the third page of your release that the audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 and unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2021 and 2020 should not be relied upon. Please amend your Form 20-F for the year ended December 31, 2020 and Form 6-K filed on September 9, 2021 that are incorporated by reference into your Form S-8 to file restated financial statements that reflect the correction of the error.

You may contact Mark Brunhofer at 1-202-551-3638 or Sharon Blume at 1-202-551-3474 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance